File No. 70-10136


                            (As filed July 9, 2003)



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                      APPLICATION/DECLARATION ON FORM U-1/A
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               KeySpan Corporation
                           KeySpan Energy Corporation
                             KeySpan Services, Inc.
                        KeySpan Business Solutions, LLC
                        Paulus, Sokolowski and Sartor LLC
                         201 Old Country Road, Suite 300
                            Melville, New York 11747


(Name of companies filing this statement and addresses of principal executive offices)


                               KeySpan Corporation

        (Name of top registered holding company parent of each applicant)

                               John J. Bishar Jr.
              Senior Vice President, Secretary and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201

                     (Name and address of agent for service)

                          APPLICATION/DECLARATION UNDER
                            SECTIONS 9 AND 10 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     This pre-effective Amendment No. 1 amends and restates the Form U-1 Application/Declaration in this proceeding as follows:

Item 1.           Description of Proposed Transaction

A.       Introduction

1.       Overview

     Pursuant to Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), KeySpan Energy Corporation, a direct non-utility subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"); KeySpan Services, Inc. ("KSI"), an indirect non-utility subsidiary of KeySpan; KeySpan Business Solutions, LLC, an indirect non-utility subsidiary of KeySpan; Paulus, Sokolowski and Sartor LLC ("PS&S"), an indirect non-utility subsidiary of KeySpan, and KeySpan (collectively, the "Applicants"), file this application and declaration seeking authorization for Applicants, to acquire all of the issued and outstanding securities of Bard, Rao + Athanas Consulting Engineers, Inc. ("BR+A"), a nonaffiliated Massachusetts corporation (the "Transaction").


     The purpose of the Transaction is to, among other things, increase the percentage of energy related revenues of PS&S and its subsidiaries, consistent with commitments underlying the Securities and Exchange Commission's (the "Commission") order dated April 24, 2003 in Holding Co. Act Release No. 27670, File No. 70-9641, authorizing the retention of KSI's non-utility subsidiaries (the "Retention Order"), and to enhance KSI's and PS&S' ability to obtain new clients in the energy sector within KeySpan's existing geographic footprint in furtherance of KeySpan's operations as a diversified and integrated gas and electric public-utility system.

2.       Background

     KeySpan, a New York corporation, was formed in May 1998 as a result of the business combination of KeySpan Energy Corporation, the parent of The Brooklyn Union Gas Company, and certain businesses of the Long Island Lighting Company. On November 8, 2000, KeySpan acquired Eastern Enterprises ("Eastern"), now known as KeySpan New England, LLC ("KNE"), a Massachusetts limited liability company[1], which primarily owns four natural gas public utility companies. KeySpan also owns, directly and/or indirectly, two other natural gas public utility companies, one electric utility company and various other non-utility companies.

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1    Pursuant  to an  application  on Form U-1  filed  with the  Securities  and
     Exchange Commission on May 28, 2002, Eastern Enterprises, a Massachusetts business trust, was reorganized as KNE. The transaction involved the formation of KNE as well as another new subsidiary named KSNE, LLC
     ("KSNE"), a Delaware limited liability company, that is a wholly-owned subsidiary of KeySpan. KNE is 99% owned by KeySpan and 1% owned by KSNE.


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


     Under KeySpan's holding company structure, it has no independent operations and conducts substantially all of its operations through its subsidiaries. KeySpan's subsidiaries operate in the following four businesses: Gas Distribution, Electric Services, Energy Services and Energy Investments.


     As stated, KeySpan registered as a holding company under the Act on November 8, 2000, as a result of KeySpan's acquisition of Eastern Enterprises. The Commission approved the acquisition in an order issued on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"). In addition, on November 8, 2000, the
Commission issued an order (Release No. 35-27272), as corrected by the order issued on December 1, 2000, and as supplemented by the order issued on December 6, 2002 (Release No. 35-27612) (collectively, the "Financing Order"), authorizing a program of external financings for various purposes, including the acquisition of "energy related" companies.


     KSI is the non-utility holding company of KeySpan's interests in a number of non-utility, "energy related" companies (as such term is defined in Rule 58(b)(1) under the Act). PS&S is one such "energy related" subsidiary company engaged in the business of providing engineering and consulting services relating generally to design and permitting of energy management systems, office environments and equipment installations/modifications.[2] PS&S's clients consist primarily of large industrial customers such as utilities, corporate offices, hotels, laboratories, warehouses, pharmaceutical companies, hospitals, universities and power plants. PS&S also serves as a general environmental and engineering consultant to major utility companies in New Jersey. PS&S contributes to KeySpan's ability to compete in the energy service market and to attract customers because its services are related or complementary to the types of services offered by KeySpan's other non-utility, "energy related" subsidiaries.


     KeySpan directly or indirectly owns seven public utility companies that collectively provide a full range of gas and electric services. In addition, KeySpan owns a number of non-utility companies that provide essential services to the KeySpan system, including certain energy-related companies such as PS&S that were fully described in the application underlying the Merger Order (the "Merger Application") and deemed functionally related to KeySpan's business operations in the Retention Order.[3]

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2    The Commission,  in the Retention Order,  authorized  KeySpan to retain KSI and its non-utility subsidiaries pursuant to Section 11 under the Act by determining that such subsidiaries (including PS&S) engage in activities that are either permissible under Rule 58(b)(1) or consistent with Commission precedent regarding the retention of businesses that are functionally related to KeySpan's electric and gas utility business.

3 PS&S is a wholly-owned subsidiary of KeySpan Business Solutions LLC, which is a wholly-owned subsidiary of KeySpan Services Inc., which is a wholly owned subsidiary of KeySpan Energy Corporation, which is a wholly-owned subsidiary of KeySpan Corporation.


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

     BR+A is an unaffiliated Massachusetts corporation in the business of providing engineering services primarily related to (i) mechanical, electrical and plumbing components of heating, ventilating and air conditioning ("HVAC") systems; (ii) the design, construction, installation, maintenance and service of new and retrofit heating, ventilating and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems for non-associated industrial and commercial customers; and (iii) the sale, installation and servicing of electric and gas appliances. BR+A's business activities involve the types of energy-related activities enumerated in Rule 58(b)(1)(iv) and/or previously approved by the Commission (see KeySpan Corporation, et al., Holding Co. Act Release No. 27670 (April 24, 2003); see also Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997); see also Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998)).


     BR+A's principal office and operating location is in Boston, Massachusetts and the majority of its clients are based in the Northeast. BR+A also maintains sales and field support offices in New York, Philadelphia, Baltimore, Chicago and Los Angeles, with the majority of support services for these offices being provided out of its Boston location. PS&S primarily does work in New Jersey, New York and Pennsylvania. Like BR+A, PS&S also provides services in other states depending on client needs and opportunities.


B.       The Transaction

     Applicants intend to acquire all of the issued and outstanding shares of BR+A common stock from its ten individual shareholders (the "Sellers") who collectively own 100% of BR+A. The Sellers and each of their ownership interests in BR+A are as set forth in Exhibit G-3.

     Subsequent to the consummation of the acquisition, BR+A will be converted into a limited liability company. BR+A will become a direct, wholly-owned subsidiary of PS&S. The acquisition of BR+A will be undertaken pursuant to the terms of a stock purchase agreement (the "Stock Purchase Agreement") (attached hereto as Exhibit B) for the purchase price of (i) $35 million cash consideration, subject to adjustment under the terms of the Stock Purchase Agreement, and (ii) payment of up to $14.7 million in contingent consideration subject to conditions set forth in the Stock Purchase Agreement.[4] The purchase price shall be tendered through the combination of a loan and capital contributions from KeySpan to PS&S pursuant to the exemption provided by Rule 45 under the Act. The payment of the purchase price will be structured as follows:

     A loan will be made from KeySpan Corporation to KeySpan Services, Inc., which will then be made to KeySpan Business Solutions, LLC, which will then be made to PS&S, the direct purchaser of BR+A. The loan will account for 35% of the purchase price. The maturity term on the loan will be based on and equal to the term estimated to be the useful life span of the long-lived assets acquired in the Transaction. For example, if it is determined that the long-lived assets acquired in the Transaction have a useful life of 10 years, then the term of the

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4    As  provided  by the Stock  Purchase  Agreement,  $ 32 million of the total purchase price shall be tendered to the Sellers in accordance with a payment schedule provided by the Stock Purchase Agreement. The Stock Purchase Agreement further provides that $ 3 million of the total purchase price shall be deposited into an escrow account and held for adjustment up or down based on certain financial criteria in connection with BR+A's financial condition at closing. Contingency payments may additionally be made to the Sellers based on BR+A's performance in meeting certain target levels of net operating earnings (excluding interest income) before payment of interest and income taxes, depreciation and amortization ("EBITDA") in the years 2003, 2004, 2005, 2006, 2007 and 2008.

loan will be 10 years. Upon the determination of the term of the loan, KeySpan will allocate an existing bond, or portion thereof, having the necessary value, that has the equivalent term needed and use such bond, or portion thereof, at its existing interest rate, to tender appropriate payment.

     The balance of the purchase price, namely 65%, will be paid by way of capital contribution from KeySpan Corporation to KeySpan Energy Corporation, and then down to KeySpan Services, Inc., and then down to KeySpan Business Solutions, LLC, and then down to PS&S.

The Transaction is expected to produce tangible benefits to the public, investors and consumers by (i) adding to the KeySpan system's ability to compete with exempt registered holding company systems in the electric utility and gas utility industry, as well as non-utility companies engaged in similar lines of energy related businesses; (ii) enhancing the ability of KSI and PS&S to obtain new clients in the energy sector within KeySpan's existing geographic footprint and (iii) increasing the percentage of energy related engineering services provided by KSI's subsidiary companies.

Item 2.           Fees, Commissions and Expenses

         The fees, commissions and expenses paid or incurred or to be incurred in connection with the Transaction are estimated as follows:

         Accountants' Fees                                             $100,000
         Legal Fees and Expenses                                       $350,000
         Investment Bankers' Fees and Expenses                         $      0
         Other Fees                                                    $      0
                                                                       ---------
          Total                                                        $450,000

Item 3.           Applicable Statutory Provisions

     Applicants consider Sections 9(a)(1) and 10 of the Act to be applicable to the proposed Transaction. To the extent that the activities described herein require approval under any other sections of the Act and the Commission's rules thereunder are or may be applicable to the Transaction, Applicants request such approval and demonstrate compliance herein.

A. Sections 9 and 10

     The Transaction involves the acquisition of all the issued and outstanding securities of BR+A by the Applicants. Section 9(a)(1) requires that any registered holding company or its subsidiary companies obtain approval pursuant to Section 10 of the Act to directly or indirectly acquire any securities, utility assets or any other interest in any business. The statutory standards to be considered by the Commission in evaluating the acquisition under Section 9(a) are set forth in Sections 10(b), 10(c) and 10(f) of the Act. As demonstrated below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.

     Section 10(b) of the Act provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition of securities or utility assets, unless the Commission finds that: (i) such acquisition will tend towards interlocking relations for the concentration of control of


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

public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; (ii) the consideration to be paid in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or (iii) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system. Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve (i) the acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 of the Act[5] or is detrimental to the carrying out of the provisions of Section 11; or (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

         The negative standards set forth in Sections 10(b) or (c) are not implicated by the Transaction.

1. Section 10(b)(1)

     Section 10(b)(1) restricts the holding company and its affiliates from entering into a transaction that would involve certain types of interlocking relationships or a concentration of control. By its nature, any merger results in new links between theretofore unrelated companies. However, the links that would be established as a result of the Transaction are not the types of interlocking relationships or the type of concentration of control targeted by
Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.[6] In the present transaction, PS&S, an "energy related" non-utility company, by acquiring BR+A, would be adding synergistically to its assets and the services it and other KSI subsidiaries can offer, thereby enhancing the KeySpan system's business operations along with the overall percentage of energy related services provided by the KSI family of companies. The make up of the board of directors and officers of PS&S will not be altered as a result of the Transaction. The Transaction will therefore be in the public interest and the interests of investors and consumers. Thus, the Transaction is beneficial to the protected interests under the Act and thus not prohibited by Section 10(b)(1).

2. Section 10(b)(2)

     Section  10(b)(2)   requires  the  Commission  to  determine   whether  the
consideration to be paid to the Sellers in connection with the Transaction, including all fees, commissions and other remuneration, is reasonable.[7]

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5    Section 8 regulates the acquisition of a direct or indirect  interest in an electric utility company or gas utility company serving substantially the same territory.

6    Northeast  Utilities,  50 SEC 427,  443  (1990),  as  modified,  50 SEC 511
     (1991), aff'd sub nom., City of Holyoke Gas & Electric Dept. v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the companies undertaking a business combination]").

7 Section 10(b)(2) also contemplates the acquisition of utility assets, either directly or through the acquisition of securities. However, because BR+A is not a utility company, its assets are not utility assets as defined by Section 2(a)(18) of the Act.

     The consideration for the Transaction is the result of arm's length negotiations between KSI, PS&S and BR+A that were initiated in the Spring of 2001.[8] The negotiations were preceded by KSI's and PS&S' due diligence, analysis and evaluation of the assets, liabilities and business prospects of the combined companies. The final purchase price was agreed to by KeySpan after an in depth review of BR+A's historic and projected financial and operational performance. In connection with the purchase price negotiations, KeySpan also utilized the services of Sanders, Morris and Harris ("SMH"). The closing cash consideration of $35 million agreed to by the parties was within the range of consideration found to be reasonable by SMH. The contingent portion of the purchase price, which is capped at $14.7 million, is tied to a proportional growth in EBITDA to that which was used to verify the reasonableness of the closing cash consideration.

     In addition to the foregoing, the reasonableness of the proposed acquisition purchase price was subject to an extensive internal analysis in connection with KeySpan's capital approval process and risk management policies.

     KSI and PS&S believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application, Applicants together expect to incur a combined total of approximately $450,000 in fees, commissions and expenses in connection with the Transaction. Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of the Transaction and the strategic benefits to be achieved, and further that the fees and expenses are fair and reasonable in light of the size of and the assets to be acquired in the Transaction relative to other similar transactions and the anticipated benefits of the Transaction to the public, investors and consumers. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on an acquisition price of $35 million (subject to a contingency payment of up to $14.7 million), the total estimated fees and expenses represent at most approximately 1.28% of the value of the consideration. This percentage of fees and expenses is less than that of other transactions approved by the Commission. See Entergy Corp., Holding Co. Act Release No. 25952 (December 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).

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8    The  Commission  has  recognized  that when  consideration  to be paid in a proposed transaction is the result of arm's length negotiations, this may be deemed persuasive evidence that Section 10(b)(2) is satisfied (see Entergy Corp., et al., 51 SEC 869 (1993)).


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


3. Section 10(b)(3)


     Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate KeySpan's capital structure or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of KeySpan's system. The Commission has found that an acquisition satisfies the Section 10(b)(3) analysis where the effect of a proposed acquisition on the acquirer's capital structure is negligible and the equity position is at or above the traditionally acceptable 30% level prescribed by the Commission.


     The Transaction involves the acquisition of all the issued and outstanding shares of BR+A common stock for the purchase price of approximately $35 million, plus up to $14.7 million in contingent consideration. The purchase price, assuming the maximum contingent consideration is paid, would amount to approximately one half of one percent (0.5%) of KeySpan's total consolidated capitalization (which was approximately $9 billion at March 31, 2003) and therefore would have a negligible affect on KeySpan's capital structure. KeySpan's consolidated equity to total capitalization ratio would be virtually unaffected by the Transaction and will remain in excess of the traditionally accepted 30% level after the consummation of the Transaction.[9] Therefore, under these standards, the proposed acquisition of BR+A will not unduly complicate the capital structure of the combined system.


     The acquisition of BR+A is a sound business transaction that will be beneficial to the public interest, the interest of investors, consumers and the proper functioning of KeySpan's system. As a subsidiary of PS&S, BR+A will add revenues and assets to the KeySpan system. See the pro forma combined summary financial data set forth in Exhibit G-1.


     Moreover, the Commission, in the Retention Order, has required that "...over the next five years KSI will, either on a stand alone basis or through other methods, increase the percentage of energy related revenues of PS&S so that they are substantially energy related as defined by Commission rule and/or precedent." In 2002, BR+A worked on approximately 764 projects and generated $34,825,588 in revenues. These projects represent a range of assignments that varied from simple design studies with associated fees of $5,000 to $10,000, to major hospital or medical research laboratory designs with associated fees of several million dollars.


     In 2002, one hundred percent of BR+A's revenues were generated through the design, construction, installation, maintenance and service of new and retrofit HVAC, electrical and power systems, motors, pumps, lighting, water and plumbing systems for non-associated industrial and commercial customers. Nevertheless, despite the fact that BR+A does not sell or install mechanical, electrical or plumbing components of HVAC systems, and does not sell, install or service electric or gas appliances, the engineering services that BR+A provides do relate to such business activities.

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9    As of March 31, 2003, KeySpan's consolidated equity was 39.59% of its total capitalization.


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

     The Commission has previously authorized registered holding companies to retain and acquire companies engaged in consulting and engineering services such as BR+A.[10] In WPL Holdings, Inc., Holding Company Act Release No. 26856 (April 14, 1998), the Commission permitted the retention of non-utility companies that provided a wide range of environmental consulting and engineering services, such as management services for solid waste management, hazardous waste management, industrial health safety, strategic environmental management services and facility and process design to utility and non-utility companies. In Central and South West Services, Holding Co. Act Release No. 26898 (July 21, 1998), the Commission approved a registered holding company's ownership of a company engaged in providing engineering and environmental services to utilities and non-utilities relating to consulting and design engineering, environmental and occupational health permitting, and environmental and occupational health management systems.[11] Furthermore, in General Public Utilities, et al., Holding Co. Act Release No. 25108 (June 26, 1990), the Commission authorized a registered holding company's subsidiary to engage in preliminary project development and administrative activities in connection with its investment in qualifying facilities and load management and energy storage system projects. Such activities included site investigations, feasibility studies, preliminary design and engineering, licensing and permitting, acquisition of project rights and options, negotiation of asset acquisition, power sales, fuel supply, steam sales and engineering, and other related contracts.[12]

     Ultimately, in adding the business activities of BR+A to PS&S, based on historical data, the percentage of energy related engineering revenue for KSI subsidiaries would be increased from 65% to approximately 81%. As stated above, this increase is in accordance with the Applicants' commitment to increase their percentage of energy related revenues so that they are substantially energy related as defined by Commission rule and/or precedent. Exhibit G-4 sets forth the dollar amounts of historic energy related activities that lead to the projected increase from 65% to 81% of total business revenues.

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10   WPL Holdings, Inc., Holding Company Act Release No. 26856 (April 14, 1998);
     Central and South West Services, Holding Co. Act Release No. 26898 (July 21, 1998).

11 See also New Centuries Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997) (the Commission permitted holding company to retain subsidiaries that provided general engineering, and environmental consulting and other services to utilities and non-utilities); New England Electric System, et al., Holding Co. Act Release No. 25621 (September 4,
     1992) (the Commission authorized registered holding company subsidiary to engage in the business of providing consulting services for profit); New England Electric System, et al., Holding Co. Act Release No. 26017 (April 1, 1994) (the Commission allowed registered holding company subsidiary to expand its consulting business to include the performance of electrical related services, i.e., designing, engineering, assisting in licensing and permitting, procuring materials and equipment and installing, removing or constructing electrical related materials).

12 General Public Utilities, et al., Holding Co Act Release No. 25108 (June 26, 1990). The subsidiary also proposed to provide engineering, consulting, management and other project development and operating services for a fee.


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

4. Section 10(c)(1)


     Section 10(c)(1) of the Act prohibits the Commission from approving an acquisition under Section 9(a) of the Act if such acquisition is unlawful under
Section 8 of the Act or is detrimental to the carrying out of Section 11 of the Act.


     a.   Section 8 Analysis


     Section 8 prohibits registered holding companies, and any subsidiaries thereof, from acquiring, owning interests in, or operating both a gas and an electric utility serving substantially the same area if prohibited under state law. The Transaction does not raise any issue under Section 8 because the Transaction does not involve the acquisition of a utility company.

     b.   Section 11 Analysis


     Section 10(c)(1) of the Act prohibits an acquisition that would be detrimental to carrying out the provisions of Section 11. Section 11 requires the Commission to confine the non-utility interests of registered holding companies to those that are "reasonably incidental, or economically necessary or appropriate to the operations of [an] integrated public-utility system" (see
Section 11(b)(1) of the Act).


     In broadening the meaning of "reasonably incidental, or economically necessary" under Section 11, the commission has demonstrated its intention to facilitate the acquisition of certain "energy related" companies by enacting Rule 58. Acquisitions pursuant to Rule 58 are considered to be "appropriate in the ordinary course of business" within the meaning of Section 9(c)(3), and are thus exempt from the requirement of prior Commission approval under Sections 9(a)(1) and 10. Therefore, if an entity falls within the definition of an energy-related company under Rule 58, the acquisition of such an entity is deemed by the Commission not to be detrimental to carrying out the provisions of
Section 11, thereby satisfying the requirements of Section 10(c)(1).


     BR+A is engaged almost exclusively in providing mechanical, electrical and plumbing engineering services related to (i) mechanical, electrical and plumbing components of heating, ventilating and air conditioning ("HVAC") systems; (ii) the design, construction, installation, maintenance and service of new and retrofit HVAC, electrical and power systems, motors, pumps, lighting, water and plumbing systems for non-associated industrial and commercial customers; and
(iii) the sale, installation and servicing of electric and gas appliances. The Commission has permitted registered holding company systems to acquire non-utility businesses that conduct substantially similar businesses to that of BR+A. In Cinergy Corp, infra, and Conectiv, Inc., infra, the Commission authorized such registered holding company systems to acquire non-utility companies that design, construct, install, maintain and service new and retrofit heating, ventilating and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures for non-associate industrial, commercial and residential customers. Moreover, to the extent that HVAC companies such as BR+A are involved in the sale, installation and servicing of electric and gas appliances, Rule 58(b)(1)(iv) applies. In New Century Energies, Inc., Holding Co. Act Release No. 27212 (August 16, 2000), the Commission authorized the ownership and retention of a company involved in warranty and repair services for appliances such as heating and air conditioning systems, water heaters, refrigerators, dishwashers and clothes washers based on Rule 58(b)(1)(iv). In GPU, Inc., Holding Co. Act Release No. 27165 (April 14,
2000), the Commission authorized the acquisition of a company which, inter alia, provided commercial and industrial services consisting of electrical, mechanical and maintenance contracting, including construction activities such as the installation of complete electrical systems wiring for utilities and commercial and industrial facilities.


     Finally, the Commission examined KeySpan's retention of KSI and its non-utility subsidiaries that operate various lines of business, including HVAC services, plumbing and heating solutions, energy marketing, mechanical contracting services, safety services, power consulting and engineering services, and determined in the Retention Order that retention of such companies is appropriate under Section 11.


     Therefore, due to the fact that the Commission has deemed KeySpan's investments in substantially similar non-utility businesses to be appropriate under Section 11, and the fact that acquisition of businesses substantially similar to BR+A is consistent with Rule 58(b)(1) under the Act or Commission precedent[13], it should be deemed equally appropriate for KeySpan and its subsidiaries to invest in BR+A because such company would be "appropriate in the ordinary course of business." Accordingly, the Transaction satisfies the standards of Section 10(c)(1).


5. Section 10(c)(2)


     Section 10(c)(2) applies only to the acquisition of a public utility or holding company. The Transaction does not raise any issue under Section 10(c)(2) because BR+A is a non-utility company.


6. Section 10(f)


     Section 10(f) of the Act provides that the Commission shall not approve any acquisition under Section 10 unless it appears to the satisfaction of the Commission that applicable state laws have been complied with, except where the Commission finds that compliance with such state laws would be detrimental to the carrying out of the provisions of Section 11. The Transaction does not involve any utility companies and, therefore, no state commission would have jurisdiction over the consummation of the Transaction. As described in Item 4 of this Application, the Applicant believes that no state regulatory approvals are required for the Transaction. The Applicant has or intends to comply with all applicable state laws related to effectuating the proposed Transaction.

B. Rule 54


     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

--------
13 Cinergy Corp, infra; Conectiv, Inc., infra; New Century Energies, Inc., infra; GPU, Inc., infra.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At March 31, 2003, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,007,376,000. With respect to Rule 53(a)(1), the Commission determined in the order dated December 6, 2002, Holding Co. Act Release No. 35-27612, File No. 70-10063, that investments by KeySpan in EWGs and FUCOs in an aggregate amount of up to $2.2 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

         Finally, Rule 53(c) is inapplicable by its terms.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. As of March 31, 2003, KeySpan's consolidated capitalization consisted of 39.59% equity and 60.41% debt. These ratios comply with the requirement in the Financing Order that KeySpan's common equity will be at least 30% of its capitalization; the proposed transaction will have no adverse impact on KeySpan's ability to satisfy that requirement. In addition, at March 31, 2003, KeySpan's senior unsecured debt was rated "investment grade" by all the major rating agencies.

     Moreover, all of KeySpan's direct or indirect investments in EWGs and FUCOs are segregated from the public-utility subsidiaries. None of the public-utility subsidiaries provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan does not, and will not, seek recovery in the retail rates of any public-utility subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.


     Finally, investments in EWGs and FUCOs will not have any negative impact on the ability of the public-utility subsidiaries to fund operations and growth. The public-utility subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the public-utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth. KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through March 31, 2003.

Item 4.           Regulatory Approvals

     Other than Commission approval, the Applicant does not believe any other federal or state regulatory approvals are required for the Transaction.


Item 5.           Procedure

     The Commission is respectfully requested to issue and publish, as soon as practicable, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration but no later than 40 days after this application/declaration has been filed so that an order can be issued by no later than July 31, 2003.


     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.           Exhibits and Financial Statements


          Exhibits


          A-1 Articles of Organization of Bard, Rao + Athanas Consulting Engineers, Inc., as in effect on November 18, 1975 (previously filed)

          A-2 Amended and Restated Bylaws of Bard, Rao + Athanas Consulting Engineers, Inc.

          B Stock Purchase Agreement dated June 18, 2003 (previously filed on a confidential basis)

          C    Not applicable

          D    Not applicable

          E    None

          F-1  Form of Opinion of Counsel (previously filed)

          F-2  Past Tense Opinion of Counsel (to be filed pursuant to Rule 24)

          G-1 Pro Forma Combined Summary Financial Data (previously filed on a confidential basis)

          G-2  Proposed Form of Notice (previously filed)

          G-3 Sellers' Ownership Interests in BR+A (filed on a confidential basis)

          G-4  2002  Revenue by Energy  Related  Business  Activity for PS&S and
               BR+A

          G-5 Base Salaries of the Officers and Directors of BR+A (filed on a confidential basis)

          Financial Statements

          FS-1 KeySpan  Corporation  Consolidated  Balance  Sheet,  Statement of
               Income and Release Notes for the quarter ended March 31, 2003 (incorporated herein by reference to KeySpan's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 001-14161)

          FS-2 Consolidated  Balance  Sheet,  Consolidated  Statement of Income,
               Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Loss, Consolidated Statement of Retained Earnings, Consolidated Statement of Cash Flows, and Notes to Consolidated Financial Statements of Bard, Rao + Athanas Consulting Engineers Trust (merged into BR+A as of June 16, 2003) and BR+A for the year ended December 31, 2002 (previously filed on a confidential basis)


Item 7.           Information as to Environmental Effects

     The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.

                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.




                                         KEYSPAN CORPORATION


                                         By:/s/ John J. Bishar, Jr.
                                         --------------------------
                                         John J. Bishar, Jr.
                                         Senior Vice President, Secretary
                                         and General Counsel


                                         KEYSPAN ENERGY CORPORATION
                                         KEYSPAN SERVICES, INC.
                                         KEYSPAN BUSINESS SOLUTIONS, LLC
                                         PAULUS, SOKOLOWSKI AND SARTOR, LLC

                                         By: KEYSPAN CORPORATION

                                         By:/s/ John J. Bishar, Jr.
                                         --------------------------
                                         John J. Bishar, Jr.
                                         Senior Vice President, Secretary
                                         and General Counsel

                                                                Exhibit A-2


                              AMENDED AND RESTATED

                                  B Y - L A W S

                                       OF

                 BARD, RAO + ATHANAS CONSULTING ENGINEERS, INC.

                                    ARTICLE I
                                    ---------

                        PLACE OF BUSINESS AND FISCAL YEAR
                        ---------------------------------

Section 1.1 - Office
--------------------
     The corporation shall have its principal place of business at 1320 Soldiers Field Road, Brighton, Massachusetts. It may establish such additional places o(pound) business, within or without the Commonwealth of Massachusetts, as the Board of Directors may, from time-to-time, determine.

Section 1.2 - Fiscal Year
-------------------------
     The fiscal year of the corporation shall end on the 31st day of December in each year, except as, from time-to-time otherwise changed by the Board of Directors.

                                   ARTICLE II
                                   ----------

                             STOCKHOLDERS' MEETINGS
                             ----------------------

Section 2.1 - Place
-------------------
     All meetings of the Stockholders shall be held within the United States or any territory thereof, either at the principal place of business of the corporation, or, if permitted by the Articles of Organization, at such other place or places as shall be designated by the President or by a majority of the Board of Directors acting by vote or by written instrument(s) signed by them and stated in the notice of the meeting from time-to-time.

Section 2.2 - Date and Time of Annual Meeting
---------------------------------------------
     The Annual Meeting of Stockholders shall be held on the second Wednesday of February in each year (or, if such date shall be a legal holiday in the place where the Annual Meeting is to be held, then on the next succeeding full business day), at 10:00 A.M., unless a different hour is fixed by a majority of the Board of Directors or the President and is stated in the notice of the Annual Meeting of the Stockholders. The purposes for which the Annual Meeting is to be held, in addition to those prescribed by law, by the Articles of Organization or by the By-Laws, may be specified by the Board of Directors or the President. If no Annual Meeting of the Stockholders is held in accordance with the provisions of these By-Laws, a Special Meeting of the Stockholders may be held in lieu thereof, and any action taken at such Special Meeting of the Stockholders shall have the same effect as if taken at the Annual Meeting of the Stockholders.

Section 2.3 - Notice and Waiver of Notice
-----------------------------------------
     Written or printed notice of the place, date and hour of any Annual or Special Meeting of the Stockholders shall be given by the Clerk or Assistant Clerk at least seven (7) days prior to the Annual Meeting or Special Meeting of the Stockholders, to each Stockholder entitled to vote thereat and to each Stockholder who is entitled to such notice by law, by the Articles of organization, or by these By-Laws. Whenever notice of an Annual Meeting or Special Meeting is required to be given the Stockholders, as required by law, the Articles of organization, or these By-Laws, a written waiver thereof, executed before, at, or after the Annual Meeting or Special Meeting by each of the Stockholders, and filed with the records of such Stockholders, stating the time, place, hour and purpose of the Special Meeting of the Stockholders, the Clerk shall call a Special Meeting of the Stockholders. In case of the death, absence, incapacity or refusal of the Clerk, another officer shall call a Special Meeting of the Stockholders.

Section 2.8 - Agenda of Special Meeting
---------------------------------------
     Special Meetings of the Stockholders shall transact such business as may come before them; provided, however, that if called upon application of the Stockholders, as set forth in Section 2.7 of this ARTICLE II, Special Meetings of the Stockholders shall transact only such business as is designated in the call.

Section 2.9 - Quorum
--------------------
     At any meeting of the stockholders, a quorum shall consist of a Majority of the shares of stock issued, outstanding and entitled to vote (or, if there are two (2) or more classes of stock entitled to vote as separate classes, then in the case o(pound) each class, the holders of a majority of the shares of stock of that class present or represented and voting on a question), except where a larger vote is required by law, the Articles of Organization or these By-Laws, but a lesser interest so present may, by majority vote, adjourn any Annual or Special Meeting of the Stockholders, from time-to-time, and such Annual or Special Meeting of the Stockholders may be held, as adjourned, without further notice. Stock owned directly or indirectly by the corporation shall not be deemed outstanding for this purpose. At any such adjourned Annual or Special Meeting of the Stockholders, at which a quorum may be present, any business may be transacted which could have been transacted at the Annual or Special Meeting of the Stockholders, as originally called.

Section 2.10 - Vote Necessary to Decide Questions
-------------------------------------------------
     When a quorum is present, the holders of a majority of the shares of stock present or represented and voting on a question shall decide any question to be voted on by the Stockholders. An election to any office shall be determined by a majority of the votes cast by the Stockholders entitled to vote at the election. The holders of stock who abstain from voting on any matter shall be deemed not to have voted on such matter. No ballot shall be required for such election unless requested by a Stockholder present or represented at the Annual or Special Meeting of the Stockholders and entitled to vote in such election. The corporation shall not, directly or indirectly, vote any of its shares of stock.

Section 2.11 - Voting and Proxies
---------------------------------
     Each Stockholder shall have one (1) vote for each share of stock entitled to vote and held by him of record according to the records of the corporation (and a proportionate vote for a fractional share), unless otherwise provided by-law, the Articles of organization, or these By-Laws. Capital stock shall not be voted if any installment of the subscription therefor has been duly demanded in accordance with the law of The Commonwealth of Massachusetts and is overdue and unpaid. Stockholders entitled to vote may vote either in person or by a written proxy dated not more than six (6) months before the Annual or Special Meeting of the Stockholders named therein. Proxies shall be filed with the Clerk of the Annual or Special Meeting of the Stockholders, or of any adjournment thereof, before being voted. Except as otherwise limited therein, a proxy shall entitle the person named therein to vote at any adjournment of such Annual or Special Meeting of the Stockholders, but it shall not be valid after final adjournment of such Annual or Special Meeting of the Stockholders. Notwithstanding the foregoing provisions, a proxy coupled with an interest sufficient in law to support an irrevocable power, including without limitation, an interest in shares or in the corporation generally, may be made irrevocable if it so provides, need not specify the meeting to which it relates, and shall be valid and enforceable until the interest terminates, or for such shorter period as may be specified in the proxy. A proxy with respect to a share of stock held in the name of two (2) or more persons shall be valid if executed by one (1) of them, unless, at or prior to the exercise of the proxy, the corporation receives a specific written notice to the contrary from any one (1) of them. A proxy purporting to be executed by, or on behalf of, a Stockholder shall be deemed valid, unless challenged at, or prior to, its exercise.

Section 2.12 - Action By Consent
--------------------------------

     Unless otherwise required by law, the Articles of Organization, or these By-Laws, any action, required or permitted to be taken at any Annual or Special Meeting of the Stockholders, may be taken without an Annual or Special Meeting of the Stockholders if each of the Stockholders entitled to vote on the question consent to the action, in writing, and such written consents are filed with the records of the meetings of the Stockholders. Such written consents shall be treated, for all purposes, as a vote at an Annual or Special Meeting of the Stockholders.

                                   ARTICLE III
                                   -----------

                               DIRECTORS' MEETINGS
                               -------------------

Section 3.1 - Place and Call of Regular Meeting
-----------------------------------------------

     A Regular Meeting of the Board of Directors, at which officers may be elected, shall be held each year, without call or formal notice, immediately after, and at the same place as, the Annual Meeting of the Stockholders, any adjournment thereof or the Special Meeting of the Stockholders held in lieu thereof.

Section 3.2 - Other Regular Meetings
------------------------------------
     Other Regular Meetings of the Board of Directors may be held at such time and place as may be fixed by the Board of Directors, from time-to-time. No call or formal notice shall be required for the validity of other Regular Meetings of the Board of Directors provided absent directors shall be given notice as provided in Section 3.5 of this ARTICLE III of the fixing of such times and places and provided further that any resolution relating to the holding of regular meetings shall remain in force only until the next Annual Meeting of the Stockholders.

Section 3.3 - Special Meetings
------------------------------
     The President, any Vice-President, Treasurer or any two (2) Directors shall have the power to call a Special Meeting of the Board o(pound) Directors, whenever, in his or their opinion, the interests of the corporation so require.

Section 3.4 - Meetings Without the Commonwealth
-----------------------------------------------
     Meetings of the Board of Directors may be held within or without the Commonwealth of Massachusetts, either at the principal place of business of the Corporation, at the offices of legal counsel to the Corporation, or at such other places as shall be designated by the Board of Directors from time-to-time. Any business may be transacted at a Regular or Special Meeting of the Board of Directors, although such business has not been specified in the notice of the Regular or Special Meeting.

Section 3.5 - Notice of Special Meetings
----------------------------------------
     Notice of any Special Meeting of the Board of Directors shall be given to each Director entitled to vote thereat by the Clerk, or, in case of the death, absence, incapacity or refusal of the Clerk, such notice may be given by any other officer or Director of the corporation.

Section 3.6 - Method of Giving Notice
-------------------------------------

     The notice specified in Section 3.5 of this ARTICLE III shall be given by the Clerk to each Director, by mailing to him, postage prepaid, and addressed to him at his address as registered on the books of the Corporation, or if not so registered at his last known home or business address, a written notice of such meeting at least forty-eight (48) hours before the meeting or by delivering such notice to him at least twenty-four (24) hours before the meeting, by prepaid telegram addressed to him at such address. If the Clerk refuses or neglects for more than twenty-four (24) hours after receipt of a call to give notice of such special meeting, or if the office of Clerk is vacant or the Clerk is absent from the Commonwealth of Massachusetts, or incapacitated, such notice may be given by the officer or one (1) of the Directors calling the meeting. Notice need not be given to any Director if a written waiver of notice, executed by him before or after the meeting, is filed with the records of the meeting, or to any Director who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him. A notice or waiver of notice of a Directors' meeting need not specify the purposes of the meeting.

Section 3.7 - Waiver
--------------------
     Any Regular or Special Meeting of the Board of Directors shall be a legal meeting, without call or notice thereof; provided, however, that all of the Directors are present or waive notice thereof by a writing (including a waiver transmitted by telegram) filed with the records of the Regular or Special Meeting of the Directors. A notice, or waiver of notice, of a Regular or Special Meeting o(pound) the Directors need not specify the purpose of such Regular or Special Meeting of the Directors.

Section 3.8 - Quorum
--------------------
     A majority of the Directors holding office shall constitute a quorum for the transaction of business at any Regular or Special Meeting of the Board of Directors, but a lesser number may, by majority vote, adjourn any Regular or Special Meeting of the Board of Directors, from time-to-time, and such Regular' or Special Meeting of the Board of Directors may be held, as adjourned, without further notice. At any such adjourned Regular or Special Meeting of the Board of Directors, at which a quorum may be present, any business may be transacted which could have been transacted at the Regular or Special Meeting of the Board of Directors, as originally called.

Section 3.9 - Vote Necessary to Pass Motions
--------------------------------------------

     At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present, except in any case where a larger vote is required by law, the Articles of Organization, or by these By-Laws, shall be sufficient to decide any question.

Section 3.10 - Action by Consent
--------------------------------
     Unless otherwise required by law, the Articles of Organization, or these By-Laws, any action, required or permitted to be taken at any Regular or Special Meeting of the Board of Directors, may be taken without a Regular or Special Meeting of the Board of Directors if each of the Directors entitled to vote on the question consent to the action, in writing, and such written consents are filed with the records of the meetings of the Board of Directors. Such written consents shall be treated, for all purposes, as a vote at a Regular or Special Meeting of the Board of Directors.

Section 3.11 - Meeting by Telecommunications
--------------------------------------------

     Members of the Board of Directors or any committee elected thereby may participate in a meeting of such board or committee by means of a conference telephone or similar communications equipment by means of which all persons participating in a meeting can hear each other at the same time and participation by such means shall constitute presence in person at the meeting.

                                   ARTICLE IV
                                   ----------

                           OFFICERS AND THEIR ELECTION
                           ---------------------------

Section 4.1 - Officers
----------------------
     The officers of the corporation shall be the President, Treasurer and Clerk. Each member of the Board of Directors may, but need not be, an officer. The Board of Directors shall consist of at least one (1) member at such times when there is only one (1) Stockholder, at least two (2) members at such times when there are only two (2) Stockholders, and at least three (3) members at such times when there are three (3) or more Stockholders. The number of Directors shall be fixed from time-to-time by the Stockholders and may be enlarged by a vote of a majority of the Directors then in office. The officers and the Directors need not be Stockholders of the corporation.

Section 4.2 - Other Officers
----------------------------
     There may be such other officers and agents, with such duties, powers and terms of office as the Board of Directors, in their sole discretion, may choose and appoint. Such other officers and agents, in each instance, shall hold office at the pleasure of the Board of Directors.

Section 4.3 - Election of Directors
-----------------------------------
     The Directors shall be elected annually by ballot by such Stockholders as have the right to vote at the Annual Meeting of the Stockholders.

Section 4.4 - Election of Other Officers
----------------------------------------
     The President, Treasurer and Clerk shall be elected annually by the Board of Directors at their first meeting following the Annual Meeting of the Stockholders and until their successors are chosen and qualified. Other officers may be chosen by the Directors at such meeting or at any other meeting.

Section 4.5 - Eligibility of Officers
-------------------------------------
     The officers may, but need not, be a Director. No officer need be a Stockholder. Any two (2) or more offices may be held by the same person. The Clerk shall be a resident of Massachusetts unless the corporation has a resident agent appointed for the purpose of 1 service of process. Any officer may be required by the Board of Directors to give a bond for the faithful performance of his duties to the corporation in such amount and with such sureties as the Board of Directors may determine. The premiums for such bonds may be paid by the corporation.

Section 4.6 - Term
------------------
     Each Director and each officer shall hold office until the later of: (i) the next Annual Meeting of the Stockholders or election of officers by the Directors, as the case may be, (ii) the date his successor is chosen and qualified, or (iii) his sooner death, resignation, removal or disqualification, except as otherwise provided by law, the Articles of Organization or these By-Laws.

Section 4.7 - Vacancy Filled by Directors
-----------------------------------------
     In case a vacancy shall occur from any cause (including a vacancy resulting from an enlargement of the Board), in the Board of Directors or in any other office, a majority of the remaining Directors acting as a Board may choose a person to fill such vacancy. Each officer or Director elected to fill such vacancy, shall hold office for the unexpired term and until the later of: (i) the next Annual Meeting of the Stockholders or election of officers by the Directors, as the case may be, (ii) the date a successor is chosen and qualified, or (iii) his sooner death, resignation, removal or disqualification, except as otherwise provided by law, the Articles of Organization, or these By-Laws.

Section 4.8 - Vacancy Filled by Stockholders
--------------------------------------------
     The Stockholders may, at a Special Meeting of the Stockholders, choose a successor to a Director or officer who has vacated such office, and the person so chosen shall displace any successor theretofore chosen by the Board of Directors. Each officer or Director elected to fill such vacancy, shall hold office for the unexpired term and until the later of: (i) the next annual election of Directors and officers, (ii) the date a successor is chosen and qualified, or (iii) his sooner death, resignation, removal or disqualification, except as otherwise provided by law, the Articles of organization, or these By-Laws.

Section 4.9 - Resiqnation of Director or Officer
------------------------------------------------
     Any Director or officer may resign at any time. The resignation o(pound) a Director or officer shall be in writing and shall take effect at the time specified. The acceptance of the resignation of a Director shall not be necessary to make it effective. The resignation of an officer shall be in writing and shall take effect upon acceptance by the Board of Directors.

Section 4.10 - Removal of Directors
-----------------------------------
     A Director may be removed from office, with or without cause, by vote of the Stockholders holding a majority of the issued and outstanding shares of stock and entitled to vote in the election of Directors, provided that the Directors of a class elected by a particular class of Stockholders may be removed only by the vote of the holders of a majority of the shares of such class, or for cause by a vote of a majority of the Directors then in office. A Director may be removed for cause only after reasonable notice and an opportunity to be heard before the body proposing to remove him.

Section 4.11 - Removal of Other Officers
----------------------------------------

     The Directors may remove any other officer, with or without cause, by a vote of a majority of the Directors then in office; Provided, however, that an officer may be removed for cause only after reasonable notice and an opportunity to be heard before the Board of Directors prior to action thereon. Except as the Directors may otherwise determine, no Director or officer who resigns, or is removed, shall have any right to any compensation as such Director or officer for any period following his resignation or removal, or any right to damages on account of such removal whether his compensation be by the month or by the year or otherwise; provided, however, that the foregoing provision shall not prevent such Director or officer from obtaining damages for breach of any contract of employment legally binding upon the corporation.

                                    ARTICLE V
                                    ---------

                       POWERS OF THE DIRECTORS, COMMITTEES
                       -----------------------------------

Section 5.1 - Powers
--------------------
     The Board of Directors shall have, and it may exercise, all the powers of the corporation, except such as are reserved to the Stockholders by law, the Articles of Organization or by these By-Laws. The Board of Directors shall have the entire management responsibilities for, and control of, the property, business and affairs of the corporation.

     A Director may receive compensation from the corporation for his services as a Director; moreover, a Director shall be reimbursed by the corporation for out-of-pocket expenses of attendance at any Regular or Special Meeting of the Board of Directors. Nothing herein contained shall preclude any Director from serving the corporation, in any other capacity, as an officer, agent, or otherwise, and from being reasonably compensated therefor.

Section 5.2 - Committees
------------------------
     The Board of Directors, by vote of a majority of the Directors then in office, may elect from its number an Executive Committee or other committees and may delegate thereto some or all of its powers except those which by law, by the Articles of Organization, or by these By-Laws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these By-Laws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings and shall upon request report its action to the Board of Directors. The Board of Directors shall have power to rescind any action of any committee, but no such rescission shall have retroactive effect.

                                   ARTICLE VI
                                   ----------

                        POWERS AND DUTIES OF THE OFFICERS
                        ---------------------------------

Section 6.1 - Powers and Duties of the Officers
-----------------------------------------------
     Each officer shall have, in addition to the powers and duties hereinafter in this ARTICLE VI provided, such powers and duties as are commonly incident to his office and such other powers and duties as the Board of Directors shall, from time-to-time, determine.

Section 6.2 - President
-----------------------
     The President shall be the chief executive officer of the corporation, and, subject to the control of the Board of Directors, he shall have charge over and supervision of the property, business and affairs of the corporation. He shall preside when present at all Annual and Special Meetings of the Stockholders and Regular and Special Meetings of the Board of Directors.

Section 6.3 - Vice-Presidents
-----------------------------
     In the absence of the president or in the event of his inability or refusal to act, the vice-president (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the Board of Directors may from time-to-time prescribe.

Section 6.4 - Treasurer
-----------------------

     The Treasurer shall, subject to such requirements as the Board of Directors may from time-to-time adopt: (i) supervise the financial matters of the corporation; (ii) have power, for and in the name of the corporation, to borrow, from time-to-time, such amounts of money as he may deem necessary for the current needs of the corporation in the transaction of its business and, to give as evidence of such borrowing, a note or notes of the corporation; (iii) be responsible for the care and custody of the moneys, funds, receipts, disbursements, securities and valuable papers or documents of the corporation, except as otherwise herein provided; (iv) have power to endorse for deposit or collection, all notes, checks, drafts, and similar instruments payable to the corporation, in and with such depositaries as the Board of Directors shall, from time-to-time, determine, and to accept drafts on behalf of the corporation; (v) keep, or cause to be kept, accurate books of account relating to the moneys and financial affairs of the corporation, which shall always be open to inspection by the Board of Directors during usual business hours; (vi) render an account of the financial condition of the corporation and of all its transactions to the President or to the Board of Directors, whenever required; (vii) make and submit a like report for the preceding fiscal year of the corporation at the Annual Meeting of the Stockholders; (viii) have custody of the certificate and transfer books and stock ledger of the corporation; and (ix) record all transfers of shares of stock in the corporation. The Treasurer may be required to give bond with sureties as the Board of Directors may prescribe.

Section 6.5 - Clerk
-------------------

     The Clerk shall attend and keep the records of the Annual and Special Meetings of the Stockholders and of the Regular and Special Meetings of the Board of Directors, in books kept at the principal office of the corporation or the office of legal counsel to the corporation. The books shall be open to the inspection of any Stockholder or Director at all reasonable times. He shall call Annual and Special Meetings of the Stockholders and of the Board of Directors, at the times and in the manner hereinabove provided. In the absence of the Clerk from any Annual or Special Meeting of the Stockholders or from any Regular or Special Meeting of the Board of Directors, a Temporary Clerk, designated by the person presiding at the meeting, shall perform the duties of the Clerk.

                                   ARTICLE VII
                                   -----------

                                 INDEMNIFICATION
                                 ---------------

Section 7.1 - Indemnification
-----------------------------
     (a)The corporation shall, to the extent legally permissible, indemnify any person serving or who has served as a Director or officer of the corporation, or at the request of the corporation as a Director, officer, employee or other agent of another organization, or at the request of the corporation in any capacity with respect to any employee benefit plan, against all liabilities and expenses, including, without limitation, amounts paid in satisfaction of judgments, in compromise or settlement or as fines and penalties, and counsel fees, reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding or investigation (internal or external), whether civil or criminal, in which he may be involved or with which he may be threatened, while serving or thereafter, by reason of his being or having been such a Director, officer, employee or agent, or serving or having served in any capacity with respect to any such employee benefit plan. No indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

     (b)Expenses including counsel fees, incurred by any person who might be entitled to indemnification pursuant to paragraph (a) of this ARTICLE, in connection with the defense or disposition of any such action, suit or other proceeding or investigation, may be paid from time-to-time by the corporation in advance of the final disposition thereof, upon receipt of an undertaking by the person indemnified to repay the amounts so paid to the corporation if he shall be adjudicated to be not entitled to indemnification under this ARTICLE.

     (c) Any indemnification or advance pursuant to this ARTICLE shall be made no later than forty-five (45) days after receipt by the corporation of the written request of the person seeking indemnification addressed to the Board of Directors, unless a determination is made within said forty-five (45) day period by (1) a majority vote of a quorum of the Board of Directors, exclusive of Directors who are parties to such action, suit or other proceeding or investigation, or (2) independent legal counsel in a written opinion, that such person has not met the relevant standards for indemnification set forth in this ARTICLE.

     (d) The right to indemnification or advances under this ARTICLE shall be enforceable by any person referred to in paragraph (a) in any court of competent jurisdiction. The burden of proving that the relevant standards for indemnification or advances have not been met shall be on the corporation. Neither the failure of the Board of Directors or independent legal counsel to have made a determination prior to the commencement of such action, suit or other proceeding or investigation that indemnification or advances are proper in the circumstances because such person has met the applicable standard of conduct required for indemnification, nor an actual determination by the Board of Directors or independent legal counsel that such individual has not met such applicable standard of conduct, shall be a defense to the action, suit or other proceeding or investigation or create a presumption that such person has not met the applicable standard of conduct. The corporation shall also indemnify such person for expenses incurred by him in connection with successfully establishing his right to indemnification or advances, in whole or in part.

     (e)The right of indemnification under this ARTICLE shall be deemed to be a contract between each person referred to in paragraph (a) and the corporation, and shall not be diminished by any subsequent repeal or modification of this ARTICLE. Such right of indemnification shall not be exclusive of or affect any other right to which any such person may be entitled. Nothing contained in this ARTICLE shall affect any right to indemnification to which corporate personnel, other than those referred in paragraph (a), may be entitled by contract or otherwise under law.

     (f)As used in this ARTICLE, the persons entitled to indemnification referred to in paragraph (a) shall include their respective heirs, executors, administrators and other legal representatives. If in any action, suit or other proceeding or investigation, a Director of the corporation is held not to be liable for monetary damages because that Director is relieved of personal liability under ARTICLE 6 of the Articles of organization of the corporation or otherwise, the Director shall be deemed to have met the standards of conduct set forth above and to be entitled to indemnification as provided above.

     (g)This ARTICLE may be amended only by the affirmative vote of the stockholders as provided in Section 2.10 of ARTICLE II, provided that any reduction in the indemnification provided by this ARTICLE shall be prospective in effect.

                                  ARTICLE VIII
                                  ------------

                            EXECUTION OF INSTRUMENTS
                            ------------------------

Section 8.1 - Sealed Instruments and Instruments Not Under Seal
---------------------------------------------------------------
     Sealed instruments, including such instruments as are recited to be sealed or given under seal, or intended to take effect as a sealed instrument, and deeds, leases, mortgages, contracts, assignments, instruments of transfer, proxies and other instruments when not under seal, and checks, drafts, acceptances, promissory notes, bills of exchange, orders for the payment of money, and other negotiable instruments shall be executed by either the President, the Treasurer or the Clerk, except as the Board of Directors may, generally or in particular, otherwise determine.

                                   ARTICLE IX
                                   ----------

                        STOCK CERTIFICATES AND TRANSFERS
                        --------------------------------

Section 9.1 - Authorized Stock
------------------------------
     The total number of shares and the par value, if any, of each class of stock which the corporation is authorized to issue, and if more than one (1) class is authorized, a description of each class with the preferences, voting powers, qualifications and special and relative rights and privileges as to each class and any series thereof, shall be as stated in the Articles of organization.

Section 9.2 - Certificates of Stock
-----------------------------------

     Any unissued capital stock, from time-to-time authorized by the Articles of Organization, may be issued by vote of the Board of Directors. Certificates for shares of stock of the corporation, in such form as may be selected, from time-to-time, by the Board of Directors, signed by both the Chairman of the Board of Directors, the President or a Vice-President and the Treasurer or an Assistant Treasurer, and bearing the seal of the corporation, shall be issued to the Stockholders entitled thereto. Either or both such signatures, and such seal upon such certificates may be a facsimile, if the certificate is signed by a transfer agent or by a registrar other than a director, officer or employee of the Corporation, when permitted by law, the Articles of organization, or these By-Laws. Every certificate for shares of stock which are subject to any restriction on transfer by law, pursuant to the Articles of Organization, the By-Laws, or any agreement in writing to which the corporation is a party, shall have the restriction noted conspicuously on the certificate and shall also set forth, on the face or back of the certificate, either the full text of the restriction or a statement of the existence of such restriction, including a statement that the language of such restriction or any agreement to which the corporation is a party shall be furnished by the corporation to the holder of such certificate upon written request and without charge. If more than one (1) class of shares of stock of the corporation is authorized to be issued, then every certificate shall set forth, on its face or back, either the full text of the preferences, voting powers, qualifications and special and relative rights of the shares of each class and series authorized to be issued, or a statement of the existence of such preferences, voting powers, qualifications and special and relative rights, including a statement that the corporation will furnish a copy thereof to the holder of such certificate upon written request and without charge.

Section 9.3 - Transfers of Shares of Stock
------------------------------------------
     Except as may otherwise be required by law, by the Articles of Organization, these By-Laws, or by agreement among all of the Stockholders and the corporation, shares of stock may be transferred on the books of the corporation by the surrender to the corporation, or its transfer agent, of the certificate therefor, properly endorsed or accompanied by separate written assignment or power of attorney to sell, assign or transfer such shares, properly executed, with necessary transfer stamps affixed, and with such proof that the endorsement, assignment or power of attorney is genuine and effective as the corporation, or its transfer agent, may reasonably require. Except as otherwise required by law, the corporation shall be entitled to treat the record holder of a share of stock, as shown on its books, as the owner of such share of stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or disposition of such share of stock, until such share of stock has been transferred on the books of the corporation, in accordance with the requirements of these By-Laws.

Section 9.4 - Closing of Transfer Books; Setting Record Date
------------------------------------------------------------
     The Board of Directors may fix in advance a time not more than sixty (60) days before (i) the date of any meeting of the stockholders or (ii) the date for the payment of any dividend or the making of any distribution to stockholders or
(iii) the last day on which the consent or dissent of stockholders may be effectively expressed for any purpose, as the record date for determining the stockholders having the right to notice and to vote at such meeting, or the right to receive such dividend or distribution, or the right to give such consent or dissent. if a record date is set, only stockholders of record on the date shall have such right notwithstanding any transfer of stock on the records of the corporation after the record date. Without fixing such record date, the Board of Directors may close the transfer records of the corporation for all or any part of such sixty (60) day period. If no record date is fixed and the transfer books are not closed, then the record date for determining stockholders having the right to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors acts with respect thereto.

Section 9.5 - Stockholders' Address
-----------------------------------
     It shall be the duty of each Stockholder to notify the corporation of his post office address.

Section 9.6 - Replacement of Stock Certificate
----------------------------------------------
     In case of the alleged loss, destruction or mutilation of a certificate for shares of stock, a duplicate certificate may be issued, in place thereof, upon such terms and conditions as the Board of Directors may prescribe. The Board of Directors may, in its discretion, require the owner of a lost, mutilated or destroyed certificate, or his legal representative, to give a bond, sufficient in its option, with or without surety, to indemnify the corporation against any loss or claim which may arise by reason of the issue of a certificate in place of such lost, mutilated or destroyed stock certificate.

Section 9.7 - Transfer Agent and Registrar
------------------------------------------
     The Board of Directors may appoint a transfer agent or a registrar or both for its capital stock or any class or series thereof and require all certificates for such stock to bear the signature or facsimile thereof of any such transfer agent or registrar.

                                    ARTICLE X
                                    ---------

                                    DIVIDENDS
                                    ---------

Section 10.1 - Declaration
--------------------------
     The Board of Directors may declare dividends out of retained earnings of the corporation, as defined in Section 10.2 of this ARTICLE X; in no event shall the capital of the corporation become impaired by the declaration of a dividend.

Section 10.2 - Retained Earnings
--------------------------------
     Whatever net income of the corporation remains in the corporation shall be regarded as "retained earnings."

                                   ARTICLE XI
                                   ----------

                              AMENDMENTS TO BY-LAWS
                              ---------------------

Section 11.1 - Amendments to By-Laws
------------------------------------
     These By-Laws, or any of them, may be altered, amended, added to, or repealed by vote of the holders of a majority o(pound) the shares of each class of stock issued, outstanding and entitled to vote at any Annual or Special Meeting of the Stockholders, with notice (specifying the subject matter of the proposed alteration, amendments, addition or repeal, and the Articles of these By-Laws to be affected thereby), having been given in the call of the Annual or Special Meeting of the Stockholders. No change in the date of the Annual Meeting of the Stockholders may be made within sixty (60) days before the date of same fixed in these By-Laws. If authorized by the Articles of Organization, these By-Laws, or any of them, may be altered, amended, added to, or repealed by a majority vote of the Board of Directors at any Regular or Special Meeting of the Board of Directors; provided, however, that the Stockholders may, from time-to-time, specify particular provisions of the By-Laws which shall not be altered, amended, added to, or repealed by the Board of Directors, but, rather, solely by the Stockholders.

Section 11.2 - Notice of Amendments
-----------------------------------
     Not later than the time of giving notice of the meeting of stockholders next following the making, amending or repealing by the Directors of any By-Law, notice thereof stating the substance of such change shall be given to all stockholders entitled to vote on amending the By-Laws.

Section 11.3 - Voting of Securities
-----------------------------------
     Except as the Directors may generally or in particular cases otherwise specify, the President or the Treasurer may on behalf of the corporation vote or take any other action with respect to shares of stock or beneficial interest of any other corporation, or of any association, trust or firm, of which any securities are held by this corporation, and may appoint any person or persons to act as proxy or attorney-in-fact for the corporation, with or without power of substitution, at any meeting thereof.

                                   ARTICLE XII
                                   -----------

                                  MISCELLANEOUS
                                  -------------

Section 12.1 - Inter-Company Dealings
-------------------------------------
     Any officer or Director of the corporation, notwithstanding his official relations with the corporation, may enter into, negotiate, consummate and perform any contract or agreement with the corporation even though any other entity, association, trust or corporation in which he is financially interested shall thereby derive profit therefrom; provided, however, that the fees for any services rendered to the corporation or the prices for any products sold to the corporation, as the case may be, in any inter-company dealings, are determined on an arm's-length basis, and are not in excess of the fees or prices which can be paid for similar services or products, as the case may be.

Section 12.2 - Genders
----------------------
     Whenever the masculine gender is used, it shall include the feminine and the neuter wherever appropriate.

Section 12.3 - Evidence of Authority
------------------------------------
     A certificate, signed by the Clerk as to any matter relative to: (i) the Articles of organization, (ii) these By-Laws, (iii) the records of the proceedings of the incorporators, Stockholders, or the Board of Directors, (iv) shares of stock and transfer records, and (v) as to any action taken by the Stockholders, Board of Directors, or any person or persons as an officer, key employee or agent of the corporation, shall, as to all persons who rely thereon in good faith, be final, binding, and conclusive evidence of the matters so certified.

Section 12.4 - Seal
-------------------
     The corporate seal shall consist of a circular die, bearing the name of the corporation, the year of incorporation, and the word "Massachusetts." The form of seal and the inscription thereon may be changed by the Board of Directors, at any time and from time-to-time.

                                                                                                Exhibit G-4
                                                 2002 REVENUE BY ENERGY RELATED BUSINESS ACTIVITY
                                     ----------------------------------------------------------------------------------------------
                                                    PS&S                              BR+A                             COMBINED
-----------------------------------------------------------------------------------------------------------------------------------
Category                             % of Corporate    TOTAL 2002     % of Corporate   TOTAL 2002       % of Corporate   TOTAL 2002
                                      Revenue          Revenue         Revenue          Revenue          Revenue           Revenue
------------------------------------------------------------------------------------------------------------------------------------
Energy Related Revenue
------------------------------------------------------------------------------------------------------------------------------------
Power Plant Engineering                    4.2%         $1,625,676                                        2.2%           $1,625,676
------------------------------------------------------------------------------------------------------------------------------------
Fuel Powerment, Transportation,
Handling and
Storage Facilities                         0.0%                 $0                                        0.0%                   $0
------------------------------------------------------------------------------------------------------------------------------------
Wastewater Treatment Facilities            5.3%         $2,067,113                                        2.8%           $2,067,113
------------------------------------------------------------------------------------------------------------------------------------
HVAC Systems, Electrical Systems,
Motors, Pumps, Lighting, Water
Systems, Plumbing                         39.0%        $15,249,353        100.0%        $34,825,588      67.8%          $50,074,941
------------------------------------------------------------------------------------------------------------------------------------
Environmental Consulting and
Engineering                               16.6%         $6,493,176                                        8.8%           $6,493,176
------------------------------------------------------------------------------------------------------------------------------------
Subtotal - Energy Related Revenue         65.1%        $25,435,318        100.0%        $34,825,588      81.5%          $60,260,906
------------------------------------------------------------------------------------------------------------------------------------
Other Revenue
------------------------------------------------------------------------------------------------------------------------------------
Other Services, Including Real Estate
Development, Pharmaceutical and other
Building Design Projects                  34.9%        $13,649,330          0.0%                 $0      18.5%          $13,649,330
------------------------------------------------------------------------------------------------------------------------------------
Subtotal - Other Revenue                  34.9%        $13,649,330          0.0%                 $0      18.5%          $13,649,330
------------------------------------------------------------------------------------------------------------------------------------
Total                                    100.0%        $39,084,648        100.0%        $34,825,588     100.0%          $73,910,236
------------------------------------------------------------------------------------------------------------------------------------


                                       1